

Mail Stop 3561

December 3, 2009

Via U.S. Mail

Barney Harford
Chief Executive Officer
Orbitz Worldwide, Inc.
500 W. Madison Street
Suite 1000
Chicago, IL 60661

> **Re:** **Orbitz Worldwide, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 25, 2009**
> **File No. 001-33599**

Dear Mr. Harford:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Letter to Shareholders/Cover

1. Please revise the second paragraph to clarify that you are seeking shareholder approval to issue 17,185,704 shares of your common stock related to the referenced transactions.

2. Please tell us why the shareholders do not have the chance to vote on increasing the size of your Board of Directors from eight to ten.

Description of the Transaction Documents, page 7

3. Revise to briefly disclose the material representations and warranties of the Exchange Agreement and the Stock Purchase Agreement. While we note that the agreements were filed via Form 8-K on November 10, 2009, the material terms of the agreements should be summarized in the proxy statement for shareholders.

Proxy Card

4. Clarify that you are asking shareholders to approve the issuance of 17,185,704 shares of your common stock pursuant to the Exchange Agreement and Stock Purchase Agreement.

* * * * *

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

　　Please contact me at (202) 551-3642 with any questions.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　Lauren Nguyen
　　　　　　　　　　　　　　　　Attorney-Advisor

cc:　　Richard Truesdell, Esq.
　　　　Davis Polk & Wardwell LLP
　　　　via facsimile (212) 701-5674